FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Issuance of Stock Acquisition Rights for Stock Option Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 13, 2007	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Nomura Announces Issuance of Stock Acquisition Rights for

Stock Option Plan

Tokyo, April 13, 2007—Nomura Holdings, Inc. (the “Company”) today announced that its Group Executive Management Committee* has approved the issuance of stock acquisition rights in conjunction with the Company’s stock option plan. The issuance is in accordance with Articles 236, 238 and 239 of the Corporation Law of Japan as well as a resolution passed at the 102nd Ordinary General Meeting of Shareholders held on June 28, 2006.

*	The Group Executive Management Committee consists of a number of representative executive officers and, via Board of Directors resolutions, decides important business matters including the issuance of stock acquisition rights.

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Securities Co., Ltd.	81-3-3278-0591
Michiyori Fujiwara	Corporate Communications Dept.,
Nomura Group Headquarters

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 140 branches in Japan, and an international network in 30 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

Details of Stock Acquisition Rights

I.	Reason for the Issuance of Stock Acquisition Rights as Stock Options

The Stock Acquisition Rights will be issued in lieu of a portion of the cash compensation for certain executives and employees of overseas subsidiaries. The Stock Acquisition Rights will have the same economic effect as Restricted Stocks which are permitted by law in the United States and other countries. The Stock Acquisition Rights are expected to have the following benefits by lowering the ratio of cash compensation, and restricting the exercise of the rights for two years after they are granted, among others:

1.	Retain talented personnel for longer terms by introducing deferred payment rather than paying compensation entirely in cash.

2.	Align the interests of executives and employees with those of shareholders by reflecting changes in shareholder value in compensation packages.

3.	Create a common objective for Nomura Group in terms of improving performance and trust by sharing a common incentive plan for executives and employees working in different business divisions and regions.

4.	Enhance competitiveness of Nomura Group in the labour markets by providing a tool for compensation that is widely used by global financial institutions.

II.	Terms and Conditions on the Issuance of Stock Acquisition Rights

1.	Number of Stock Acquisition Rights Grantees and Stock Acquisition Rights to be Granted

Total of 47,212 Stock Acquisition Rights will be granted to 414 executives and employees of the Company’s overseas subsidiaries.

(Grantee and Number of Grants)

Grantee	Number of Grantees	Number of Grants Per Head	Total
Executives and Employees of the Company’s Overseas Subsidiaries	414	3~2,910	47,212

Total	414	—	47,212

The above number is the projected number to be granted. Should the number of stock acquisition rights to be granted decrease due to grantees not applying or other reasons, the revised number of Stock Acquisition Rights will be issued.

2.	Number of Shares under a Stock Acquisition Right

The Number of shares under a Stock Acquisition Right (the “Number of Shares under a Stock Acquisition Right”) shall be 100 shares of common stock of the Company.

Number of Shares under a Stock Acquisition Right shall be adjusted as in (i) (ii) as below:

(i)	If the common stock is split (including a granting of the common stock of the Company to the common stock of the Company without any compensation) or consolidated after the Stock Acquisition Rights are granted, the Number of Shares under an unexercised Stock Acquisition Right shall be adjusted in accordance with the following formula. Any fraction of less than one (1) share resulting from the adjustment shall be disregarded.

Adjusted Number of Shares = Number of Shares before Adjustment × Ratio of Split or Consolidation

(ii)	In the event of a merger of the Company with another company, a company split, a capital reduction of the Company, a modification of the number of shares outstanding, other matters that may give rise to the possibility of such modification, or any other similar case requiring an adjustment of the Exercise Price, after the Stock Acquisition Rights are granted, the Number of Shares under an unexercised Stock Acquisition Right may be appropriately adjusted to a reasonable extent by the Company.

3.	Total Number of Stock Acquisition Rights

47,212 Stock Acquisition Rights

4.	Paid-in Amount for Stock Acquisition Rights

No payment shall be required for Stock Acquisition Rights.

5.	Value of Assets Financed upon the Exercise of the Stock Acquisition Rights, or the Method for Calculating Such Value

The value of assets per Stock Acquisition Right to be financed upon the exercise shall be the amount per share to be delivered (including the issuance of new shares or transfer of treasury shares, the same shall apply hereinafter) by the exercise of the Stock Acquisition Rights (the “Exercise Price”) multiplied by the Number of Shares under a Stock Acquisition Right.

The Exercise Price shall be 1 yen.

6.	Period for the Exercise of Stock Acquisition Rights

From April 26, 2009 to April 25, 2014

7.	Conditions for Exercise of Stock Acquisition Rights

(1)	No Stock Acquisition Right may be exercised partially.

(2)	The Optionee must satisfy all of the following conditions:

(i)	The Optionee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors shall hereinafter be referred to collectively as “Executive(s),” and Executives and employees shall hereinafter be referred to collectively as “Executive(s) or Employee(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the Stock Acquisition Right and the commencement of the Exercise Period. The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the following situations:

a)	Regarding an Optionee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiaries include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Optionee’s term of office or a similar reason

b)	Regarding an Optionee posted as an employee of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to attainment of retirement age, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason

c)	Regarding an Optionee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position as an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events

(ii)	An Optionee does not fall within either of the following cases at the commencement of the Exercise Period:

a)	The Company or a Company’s Subsidiary has determined, in accordance with the Employment Regulations, to dismiss the Optionee by warning or disciplinary procedures; or

b)	There is any other reason similar to a).

(3)	Regarding the successors of an Optionee, the Optionee must have satisfied both of the conditions in (2) (i) and (ii) above immediately prior to the occurrence of such succession.

8.	Matters with regard to Capital Stock and Capital Reserve to be Increased in the Event of the Issuance of Shares upon the Exercise of the Stock Acquisition Right

(1)	The amount of capital stock to be increased in the event of the issuance of shares upon the exercise of the Stock Acquisition Right shall be half of the amount of the maximum limit on an increase of capital stock, etc. calculated in accordance with Article 40, Paragraph 1 of the Corporate Calculation Regulations, and any fraction of less than one yen resulting from the calculation shall be rounded up to the nearest yen.

(2)	The amount of capital reserve to be increased in the event of the issuance of shares upon the exercise of the Stock Acquisition Right shall be the amount of the maximum limit of increase of capital stock, etc. less the amount of capital stock to be increased as prescribed in (1) above.

9.	Events for the Acquisition of Stock Acquisition Rights by the Company

When the ordinary general meeting of shareholders approves a merger agreement in which the Company is to be the extinguished company or a share exchange agreement or share transfer proposal in which the Company is to become a wholly owned subsidiary, the Company may acquire the Stock Acquisition Rights for no compensation on a day separately determined by the Board of Directors of the Company or an executive officer designated be resolution of the Board of Directors.

10.	Restriction of Acquisition of Stock Acquisition Rights by Assignment

Any assignment of Stock Acquisition Rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

11.	Treatment of Stock Acquisition Rights Under Organizational Restructuring

The same shall apply as described in 9.

12.	Grant Date of Stock Acquisition Rights

April 25, 2007

13.	Stock Acquisition Rights Certificate

The Company shall not issue any Stock Acquisition Rights certificate.